Extended | Longevity

Biographical Summary
Steven M Schorr, CEO

Steven M. Schorr, age 67, is an inventor / entrepreneur. **Founder, CEO, CSO and Chairman,** of **Extended Longevity, Inc**. Mr. Schorr is an executive with 45 years of experience in the development of biotechnology products and businesses. Mr. Schorr is a patented inventor/entrepreneur and scientist. His experience includes the invention, development, manufacture and marketing of innovative products, including product conception, design and development; maintaining research laboratories and directing scientific discovery programs; directing business planning and marketing strategies; implementing production projects in the U.S. and abroad; negotiating international sales contracts; and managing manufacturing and research staffs.

He has authored 20 U.S. and International Patents, including an U.S. his patent on the aeroponic technology (US. Patent No. 4,514,930 for a "Method and Apparatus for Aeroponic Plant Propagation", dated May 1985), and four patents for innovations in the Airponic™ process and product design. Other patents are in process.

Curriculum Vitae
Technology, product development, research and discovery, and business developed in biotechnology, natural products, agriculture, consumer products, and computer control applications.

Background
Scientific research, process development, project management, proposal preparation/contract administration, technology assessment, operations management, securing strategic partners, business development, financial planning, engineering, and intellectual property development.

Technical Skills
Product development, invention, patent composition, research and development, process design, equipment design, technical planning, international project implementation

Business Skills
Economic evaluations, business modeling, market forecasts and analysis, market research, business plan development, fund-raising, due diligence, investigations and analysis, scenario and business development, identification of strategic partners, strategy and execution to secure intellectual property, competitive intelligence, search consulting services, international technical and commercial presentations/development

Industrial Background and Accomplishments

• **2019- present. Extended Longevity, Inc**. **Steven M. Schorr,** Age 66, **Founder, CEO, CSO and Chairman, Extended Longevity, Inc**. is an early stage company engaged in the development, manufacture, formulation, and production of branded **Phytotherapeutic Extract** products for sale in the global Anti-aging, and Complementary and Alternative Health and Wellness industries. The Company is currently implementing its Anti-Aging **Phytotherapeutic Extract** product strategy with a planned global rollout of its product lines: *Pinetonal™, , Thyvolve™, Bluecosig™, CMEnhance™, Inflasolve™, Stemegenis™, Sentophagy™, Telogenic™, and Epiverse™.*

• **2018- present. Intelligent Remedies, Inc**. **Steven M. Schorr,** Age 66, **Founder, CEO, CSO and Director,** Intelligent Remedies is engaged in the development, manufacture, formulation, and production of branded **Phytotherapeutic Extract** products for sale in the global Home Healthcare and Network Marketing Health and Wellness industry. The Company is currently implementing its **Phytotherapeutic Extract** product strategy with a planned rollout of its product lines: *VIRAsol™; Ionophoric Zn™; CHAGAplus; Hemeflow O2; Flight Spray™; Curecumin™ Turmeric Extract; Curecumin™ Nasal Spray; SOLID Sleep; Telemax; Blow Hole Nasal Spray; Lions Mane; Virility; and BRAIN Factor.*

• **2008-2013** - **Co-Founder and CSO** of the KonaRed Corporation, a publicly traded company (NASDAQ: KRED). Mr. Schorr developed the extraction technology for the production of coffee fruit extract. Lead the scientific effort to define the molecular structure and uses of coffee fruit, including the identification of Quinic acid and its uses. Authored the White Papers that defined coffee fruit and its "Cellular Metabolic Efficiency." Managed the production of coffee fruit extract. Managed the legal team and all legal and patent issues.

• **1999 -present** - **Co-Founder**, **Chairman, and CEO** of Bioponic Phytoceuticals, Inc., which was a publicly traded company (NASDAQ: BPYT).

• **1991-1999** - **Co-Founder, President, and CEO** of MR3 Systems Inc., which was a publicly traded company (NASDAQ: MRMR).

Bioponic AGS, Maui, Hawaii, Chairman and CEO (1999-Present)
Biotechnology company focused on the development and implementation of Airponic technology projects and products.
• Business/technical planning, process/equipment design and manufacturing, market research.
• Established state-of-the-art Airponic propagation facility on Maui, Hawaii.
• Devised plans to manufacture biosynthetic chemicals for entry into a lucrative phytochemical business.

Bioponic International, San Rafael, CA, President, Co-CEO, (1991-1999)

- Co-Founder of corporation in 1991.
- Established manufacturing facility and production department to build the Airponic Growing System.
- Directed R & D plant biotechnology program to develop marketable products, trade secrets and secure patents. Led programs in plant-based pharmaceuticals (e.g., Ceramides) derived from plants. Discovered the "Whole-plant biotransformation process".
- Secured an $4,500,000 in investment capital.
- Guided development of consumer products based on the Airponic technology.
- Led the establishment of successful Airponic projects in the U.S. and internationally (i.e. Philippines, Taiwan, Cyprus, The Sultanate of Oman).
- Successfully negotiated the acquisition of MR3 Systems, Inc.
- Successfully took Bioponic International public (NASDAQ: BPON) in 1997.

Other Professional and Artistic Interests

Mr. Schorr is a published author whose books include the visionary fiction novel "Keeper of Secrets, published in 1997, a translation of the Yoga Sutras of Patanjali, "Perceptions of Truth" published in 2013 and a non-fiction treatise: "The Path to an Illuminated Awakening", published in 2014. These books are currently available on Amazon.com.

Mr. Schorr is an accomplished multi-instrumentalist musician and composer with a catalog of recorded music including Shankara's 2003 album "Shankara Live" and the 2008 album and CD "Ocean of Love", and several CD's of eastern devotional music recorded as Raj Agni, including the 1997 CD "Bhav", the 1999 CD "Shakti Bhakti" and the 2004 CD "Bhav Puja". In 2009 Mr. Schorr recorded the first movement of a symphony - "The Antakarana".

Mr. Schorr is an accomplished fine artist with over 200 paintings currently held in private collections.

Mr. Schorr is a well-known energy healer on the Island of Maui, Hawaii. Since 2007 his twice-weekly healing clinics have seen over 20,000 patients.